09045519

RECEIVED

2009 MAR -6 P 3: 1

Ferreyros

ORGANIZACION **Ferreyros**

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: Other information

Lima, March 3rd, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

PROCESSED
MAR 1 0 2009
THOMSON REUTERS

SUPPL

Dear Sirs:

Ref.- Ferreyros' General Shareholder's Meeting – March 31th,2009

Hereby we inform you that our Board of Directors in its session held yesterday, pursuant to article 113° of the General Law of Corporations ("Ley General de Sociedades") and in accordance to Ferreyros By-Laws, approved to perform our next General Shareholder's Meeting, on Tuesday March 31th , 2009 at 11:00 a.m. in its headquarters offices.. If the required quorum is not obtained, the second meeting will be held on Monday, April 6st, 2009 at the same hour and place.

The agenda of the next General Shareholders' Meeting will be as follows:

1.Review and approval of 2008 annual report which includes the analysis and discussion of the financial statements.
2. Dividends distribution.
3. Capitalization of the free disposal profits ("Utilidades de libre disposicion") and the revaluation excess account ("Excedente de Revaluación").
4. Modification of Article 5° of Ferreyrs's By-Laws.
5. Appointment of External Auditors for 2009.
6. Approval of the issuance of the Second Program of Corporate Bonds and Commercial Papers and the delegation of faculties.

The documentation referred to the agenda will be available for the stockholders since March 5st, 2009, in our offices after the release of the Annual General Stockholders' Meeting notice.

Find enclosed copies of the Annual Report and the Audited Financial Statements for the financial year ended as of December 31st , 2008 approved by the Board of Directors.

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

ORGANIZACION Ferreyros

Holders of shares registered in the company's shareholders registry or in CAVALI registry at least 10 days prior to the meeting will have the right to attend the meeting.

Powers of attorney will be registered in the company's office (third floor) no later than 24 hours before the meeting.

Faithfully yours,

Patricia Gastelumendi Lukis
Gerente División Administración y Finanzas
Representante Bursátil

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Ferreyros

RECEIVED

2009 MAR -6 P 3:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4567

Exemption pursuant to Rule 12g3-2(b)

ORGANIZACION Ferreyros

Submission of: Other information

Lima, March 3th,2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December,31st, 2008 and our Management Report.

Sincerely yours,

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente ~~División~~
Administración y Finanzas

www.ferreyros.com.pe T 511 626 4000 Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2008	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA Q...
Contador General - Mat 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2008 y 31 de Diciembre del año 2007
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2008	Al 31 de Diciembre 2007
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		76,337	45,896
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	429,086	321,476
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		40,870	25,387
Existencias (neto)	4	986,414	650,790
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		10,736	10,029
Otros Activos		0	0
Total Activo Corriente		**1,543,443**	**1,053,578**
Activo No Corriente			
Inversiones Financieras		**40,914**	**40,881**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		40,035	40,211
Otras Inversiones Financieras		879	670
Cuentas por Cobrar Comerciales	3	52,558	49,990
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	517,223	367,485
Activos Intangibles (neto)		4,751	1,643
Activo por Impuesto a la Renta y Participaciones Diferidos		21,877	17,297
Crédito Mercantil		0	0
Otros Activos		642	3,726
Total Activo No Corriente		**637,965**	**481,022**
TOTAL ACTIVO		**2,181,408**	**1,534,600**

	Notas	Al 31 de Diciembre 2008	Al 31 de Diciembre 2007
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		456	4,029
Obligaciones Financieras	2 y 6	742,145	391,711
Cuentas por Pagar Comerciales		226,930	223,816
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		157,578	124,798
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**1,127,109**	**744,354**
Pasivo No Corriente			
Obligaciones Financieras	2 y 6	505,663	280,587
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		11,255	12,732
Total Pasivo No Corriente		**516,918**	**293,319**
Total Pasivo		**1,644,027**	**1,037,673**
Patrimonio Neto			
Capital	8	415,449	335,749
Acciones de Inversión		0	0
Capital Adicional		(113)	0
Resultados no Realizados	2 y 8	9,970	15,937
Reservas Legales		30,895	18,950
Otras Reservas		0	0
Resultados Acumulados		81,180	126,291
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz	8	**537,381**	**496,927**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**537,381**	**496,927**
TOTAL PASIVO Y PATRIMONIO NETO		**2,181,408**	**1,534,600**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA Q...
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2008 y 2007
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2008	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		499,665	493,936	2,307,020	1,942,372
Otros Ingresos Operacionales		599	207	1,155	413
Total de Ingresos Brutos		**500,264**	**494,143**	**2,308,175**	**1,942,785**
Costo de Ventas (Operacionales)		(360,640)	(401,114)	(1,787,808)	(1,542,246)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(360,640)**	**(401,114)**	**(1,787,808)**	**(1,542,246)**
Utilidad Bruta		**139,624**	**93,029**	**520,367**	**400,539**
Gastos de Ventas		(54,931)	(58,164)	(188,145)	(158,743)
Gastos de Administración		(22,437)	(28,648)	(103,101)	(97,294)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		3,372	12,455	9,043	7,794
Otros Gastos		0	0	0	0
Utilidad Operativa		**65,628**	**18,672**	**238,164**	**152,296**
Ingresos Financieros		11,747	26,491	38,696	75,338
Gastos Financieros		(72,784)	(13,739)	(133,815)	(47,475)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		(2,875)	5,018	(2,365)	13,256
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**1,716**	**36,442**	**140,680**	**193,415**
Participación de los trabajadores		(1,947)	(3,317)	(13,901)	(15,341)
Impuesto a la Renta		(3,849)	(9,935)	(45,599)	(51,783)
Utilidad (Pérdida) Neta de Actividades Continuas		**(4,080)**	**23,190**	**81,180**	**126,291**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**(4,080)**	**23,190**	**81,180**	**126,291**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		(4,080)	23,190	81,180	126,291
Intereses Minoritarios		0	0	0	0
		(4,080)	**23,190**	**81,180**	**126,291**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	10	-0.011	0.061	0.215	0.334
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	45,896	48,761
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**76,337**	**45,896**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	81,180	126,291
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	8,987	6,886
Desvalorización de Existencias	(1,597)	(2,099)
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	66,270	43,112
Amortización de Activos Intangibles	142	0
Amortización de Otros Activos	0	0
Provisiones	11,198	17,601
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	71,931	38,245
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	2,365	(13,265)
Impuesto a la Renta y Participación de los Trabajadores	11,041	16,154
Otros	5,823	(7,562)
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(7,779)	258
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	0	0
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(129,353)	(32,398)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(23,734)	(8,350)
(Aumento) Disminución en Existencias	(411,876)	(315,337)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(10,870)	(5,757)
(Aumento) Disminución de Otros Activos	(3,330)	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	626	120,774
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(7,863)	(18,458)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Proveniente de la Actividad de Operación	**(336,839)**	**(33,905)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP
Contador General - Mat 19915

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	45,896	48,761
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**76,337**	**45,896**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	81,180	126,291
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	8,987	6,886
Desvalorización de Existencias	(1,597)	(2,099)
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	66,270	43,112
Amortización de Activos Intangibles	142	0
Amortización de Otros Activos	0	0
Provisiones	11,198	17,601
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	71,931	38,245
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	2,365	(13,265)
Impuesto a la Renta y Participación de los Trabajadores	11,041	16,154
Otros	5,823	(7,562)
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(7,779)	258
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	0	0
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(129,353)	(32,398)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(23,734)	(8,350)
(Aumento) Disminución en Existencias	(411,876)	(315,337)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(10,870)	(5,757)
(Aumento) Disminución de Otros Activos	(3,330)	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	626	120,774
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(7,863)	(18,458)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(336,839)**	**(33,905)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUI...
Contador General - Mat. 1901

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2008 y 2007
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	126,291	0	126,291	0	126,291
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	126,291	0	126,291	0	126,291
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	5,862	0	(5,862)	0	0	0	0
Saldos al 31 de Diciembre de 2007	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0	496,927
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	81,180	0	81,180	0	81,180
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	81,180	0	81,180	0	81,180
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	(108)	0	(113)	0	0	0	0	0	(221)	0	(221)
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,967)	11,945	0	(6,193)	0	(215)	0	(215)
Saldos al 31 de Diciembre de 2008	415,449	0	(113)	9,970	30,895	0	81,180	0	537,381	0	537,381

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

CPC. BERNARDO CHAUCA CUJIP
Contador General - Mat 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo IGUAL a:	2,181,408	1,534,600
- Total Pasivo+Patrimonio	2,181,408	1,534,600
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	2,307,020		1,942,372	
Otros Ingresos Operacionales	1,155		413	
Ingresos Financieros	38,696		75,338	
Otros Ingresos	9,043		7,794	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(1,787,808)		(1,542,246)	
Otros Costos Operacionales	0		0	
Gastos de Administración	(103,101)		(97,294)	
Otros Gastos	0		0	
Gastos de Ventas	(188,145)		(158,743)	
Gastos Financieros	(133,815)		(47,475)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0
Saldos del Balance General del periodo anterior	335,749	0	0	15,937	18,950	0	126,291	0	496,927	0
Consistencia :==>										
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	415,449	0	(113)	9,970	30,895	0	81,180	0	537,381	0
Saldos del Balance General del periodo actual	415,449	0	(113)	9,970	30,895	0	81,180	0	537,381	0
Consistencia :==>										

	2008	2007
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	81,180	126,291
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	81,180	126,291
Consistencia :==>		

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007
Utilidad (Pérdida) Neta del Ejercicio atribuible a la Matriz del Estado de Cambios IGUAL a:	81,180	126,291
Utilidad (Pérdida) Neta del Ejercicio atribuible a la Matriz del Estado de Ganancias y Perdidas	81,180	126,291
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al inicio del Ejercicio del periodo actual IGUAL a:	45,896
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	45,896
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual IGUAL a:	76,337
El saldo de efectivo y equivalente de efectivo del Balance General actual	76,337
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2008 al 31 de Diciembre de 2008	Del 1 de Enero de 2007 al 31 de Diciembre de 2007
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a	81,180	126,291
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	81,180	126,291
Consistencia :==>		
	Del 1 de Enero de 2008 al 31 de Diciembre de 2008	Del 1 de Enero de 2007 al 31 de Diciembre de 2007
Aumento (Dism) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a	(338,839)	(33,905)
de Efectivo Provenientes de Actividades de Operación	(338,839)	(33,905)
Consistencia :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISP…
Contador General - Mat 19…

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de diciembre del 2008. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Victor Astete Palma
Gerente División de Contraloría

Bernardo Chauca Quispe
Contador General

Lima, 2 de marzo del 2009

Ferreyros



Cuarto trimestre Año 2008

PERFIL DE LA EMPRESA

La actividad de Ferreyros es la importación para la venta y alquiler de bienes de capital, con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Atlas Copco, Massey Ferguson, Kenworth, Iveco y Yutong las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias y negocio conjunto

Orvisa S.A.

Unimaq S.A..

Fiansa S.A.

Depósitos Efe S.A.

Domingo Rodas S.A.

Mega Caucho & Representaciones S.A.C.

Ferrenergy S.A.C. (negocio conjunto)

Cresko S.A.

En el 2008 las ventas de Ferreyros y subsidiarias ascendieron a US$ 782.7 millones en comparación con US$. 619.0 millones del año anterior, lo cual representa un crecimiento importante de 26.4%. De la venta total del 2008, US$ 655.8 millones corresponden a Ferreyros, y US$ 126.9 millones a subsidiarias (2007: Ferreyros US$ 534 millones; subsidiarias US$ 85 millones).

Ferreyros y Subsidiarias:
Evolución de las ventas
(En US$. millones)



840
700
560
420
280
140
0
2005
2006
2007
2008
337
443
619
783

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayores volúmenes de operaciones en la zona. En el 2008, reportó ventas por encima de US$ 49 millones en negocios orientados, principalmente, a la explotación de petróleo y al sector forestal. Una parte importante de sus ventas está sustentada por la renovación de un contrato de mantenimiento integral con un cliente del sector petrolero.

La utilidad neta de Orvisa en el 2008 ascendió a S/. 6.3 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros. En el 2008 alcanzó un nivel de ventas de US$ 67 millones, cifra superior en 37% a las realizadas en el año anterior. Este incremento está basado en el crecimiento de la economía y en la transferencia de la línea de construcción ligera, Rentando Cat Rental Store, que atendía Ferreyros hasta el 2006,

Para sustentar el importante crecimiento de sus operaciones, en el 2007, Unimaq aumentó su capital social de S/. 7.50 millones a S/. 31.0 millones, mediante aporte de Ferreyros.

Ferreyros S.A.A.   Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La utilidad neta de Unimaq en el 2008 ascendió a S/. 8.6 millones.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. En el 2008 generó ventas por US$ 16 millones. Las ventas consideran la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa en el 2008 ascendió a S/. 1.3 millones.

Depósitos Efe S.A. filial fundada en 1983, cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. En el 2008 realizó ventas por US$ 0.7 millones, las cuales fueron generadas, principalmente, por almacenaje de líquidos, consolidación de operaciones con clientes, así como por la incorporación de clientes del sector textil, minero y petrolero. Ferreyros ha aportado S/. 15.8 millones en el 2008 para construcción de nuevas instalaciones.

En el 2008 Depósitos Efe reportó una utilidad neta de S/. 0.4 millones.

Domingo Rodas es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el 2008 ha efectuado ventas por US$ 3.4 millones. El nivel de ingresos alcanzado se debe, esencialmente, a una mayor eficiencia en el cultivo de los campos, lo que se reflejó en una mayor productividad de kilogramo por hectárea. No obstante, debido a una reducción de los precios internacionales así como a las fluctuaciones del tipo de cambio, la empresa no ha podido obtener una rentabilidad adecuada al cierre del año.

El resultado de Domingo Rodas en el 2008 representa una pérdida neta de S/. 2.1 millones.

Mega Caucho & Representaciones SAC. En el 2008, reportó ventas por US$ 16 millones. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria. El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

En el 2008 la utilidad neta de Mega Caucho alcanzó la cifra a S/.1.7 millones.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato a 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio del 2007, y ha facturado US$ 2.6 millones en el 2008.

En el 2008 la utilidad neta de Ferrenergy e ascendió a S/. 0.07 millones

Cresko S.A. inició sus operaciones en octubre de 2007 para atender con productos especializados ciertos segmentos de los mercado de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado en el 2008 asciende a US$ 16 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática. La inversión inicial de Ferreyros en esta empresa fue de US$1.5 millones.

El resultado de Cresko en el 2008 ha sido una pérdida de S/. 0.1 millones.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC BERNARDO CHAUCA QUISPE
Contador General Mat 19916

Ferreyros

RESULTADO DEL TRIMESTRE

En el 4T 2008 Ferreyros y subsidiarias mostraron buenos resultados en sus operaciones. Las ventas alcanzaron los S/. 498 millones, superiores a las ventas del 4T 2007 que fueron de S/. 492 millones. La utilidad operativa del 4T 2008, que alcanzó la cifra de S/. 66 millones, aumentó en S/. 47 millones respecto al mismo período del año anterior, lo cual representa un crecimiento de 252%, gracias a una mejora significativa en el margen bruto, que en el 4T 2008 fue de 28.0%, en comparación con 18.9% obtenido en el 4T 2007; y a una ligera disminución en el porcentaje de los gastos de venta y administración respecto a la venta, el cual pasó de 15.9% de las ventas netas en el 4T 2007 a 15.5% en el 4T 2008 (ver mayor explicación en "Gastos de Venta y Administración).

No obstante estos positivos resultados operativos producto de una buena gestión comercial y de operaciones, la compañía tuvo que enfrentar durante el trimestre el impacto de la devaluación del sol en sus estados financieros, habiendo pasado el tipo de cambio de S/. 2.977 al 30 de septiembre 2008 a S/. 3.142 al 31 de diciembre 2008. Dicho impacto, como hemos explicado en anteriores reportes, no es totalmente económico, sino en gran parte solamente contable y temporal, debido a que las diferentes partidas del balance no son ajustadas de la misma manera por efecto de las variaciones en el tipo de cambio. Si bien la compañía dispone de inventarios y flota de alquiler que se transan en dólares en el mercado, debe reflejar dichos activos en su equivalente en soles al tipo de cambio de la fecha de adquisición, de acuerdo a lo que establecen las NIC mientras que los pasivos que los financian, también contraídos en dólares, son ajustados mes a mes de acuerdo a las variaciones del tipo de cambio.

En consecuencia, la diferencia en cambio del 4T 2008 fue negativa en S/. 49.2 millones frente a una utilidad en cambio de S/. 15.0 millones del 4T 2007, lo que significa una diferencia de millones, entre los resultados de ambos trimestres tan solo por el efecto del ajuste por el tipo de cambio. Cabe señalar que la diferencia de cambio sería compensada, en gran parte, cuando en el futuro se vendan los inventarios, que están registrados a un tipo de cambio promedio de S/. 3.046, menor que el tipo de cambio de S/. 3.142, vigente al 31-12-08. Si la venta de dichas existencias se realizara a éste último tipo de cambio, la utilidad en ventas adicional sería de, aproximadamente, S/. 31 millones, y el efecto en la utilidad neta sería de S/. 19 millones.

De la misma manera, el equipo de alquiler está registrado a un tipo de cambio promedio de S/. 3.009, menor que el tipo de cambio de S/. 3.142, vigente al 31-12-08. En la medida que las unidades de la flota van generando ingresos a través de las cuotas de alquiler, las cuales también son fijadas en dólares, y por lo tanto se registrarían a este mayor tipo de cambio, la utilidad en los ingresos por alquileres se incrementaría, durante el período de alquiler (aproximadamente dos años), en S/.11.3 millones y su efecto en la utilidad neta sería de S/. 6.8 millones.

Como consecuencia de las distorsiones que se presentan en nuestros resultados por las causas antes mencionadas, el resultado del 4T 2008 fue una pérdida de S/. 4.1 millones en comparación con S/. 23.2 millones de utilidad neta del mismo período del año anterior.

Otros factores que explicaron este resultado son:

- Pérdida en la participación en los resultados de asociada de S/. 2.9 millones, frente a una utilidad de S/. 5.0 millones en el 4T 2007.
- Mayor gasto financiero neto por S/. 9.9 millones, explicado por el mayor nivel de financiación de activos requerido en el último trimestre principalmente, existencias y cuentas por cobrar (ver mayor explicación en "Análisis del Balance General").

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUI...
Contador General Mat. 199...

La utilidad neta del 2008 alcanzó la cifra de S/. 81.2 millones, 35.7% menor a la obtenida en el año 2007, la cual ascendió a S/. 126.3 millones. Cabe comparar esta diferencia en la utilidad neta de un año a otro, de S/. 45.1 millones, con la diferencia del resultado por variaciones de tipo de cambio entre un año a otro que es de S/. 90.8 millones (utilidad en cambio de S/. 28.9 millones para el ejercicio 2007 versus pérdida en cambio de S/. 61.9 millones para el ejercicio 2008). El efecto de la variación de S/. 90.8 millones en la utilidad neta del año 2008 fue de S/. 55.5 millones.

GESTION COMERCIAL

Las ventas del 4T 2008 ascendieron a US$ 160.1 millones en comparación con US$ 164.0 obtenidos en el mismo período del año anterior, lo cual representa una disminuci de 2.4%.

Entre las principales líneas de venta que destacaron en este período tenemos las de repuestos y servicios, cuyas ventas en el 4T 2008 ascendieron a US$ 60.7 millones en comparación con las del 4T 2007, que ascendieron a US$ 51.9 millones, lo que significa un incremento de 16.9%.

Otras líneas de venta que también destacaron en el período fueron alquiler de equipos y equipos agrícola, con un crecimiento de 96.9% y 40.0%, respectivamente, en relación con las del mismo período del año anterior.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales


Equipo Ligero 6%
Caterpillar 73%
Otros 7%
Automotriz 11%
Agrícola 3%

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea *Caterpillar* representaron en el año 2007 el 87% del total de las ventas de Ferreyros y Subsidiarias, y han alcanzado el 73% de las mismas durante el año 2008, incluidos los ingresos generados por la venta de repuestos y servicios. No obstante, las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Las del 2008 ascendieron a US$ 783 millones, en comparación con US$ 619 millones obtenidos en el mismo periodo del año anterior, lo que equivale a un incremento de 26%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones. En términos de soles, el crecimiento de las ventas del 2008 es de 19% en comparación con las realizadas en el mismo período del año anterior (S/. 2,303 millones en el 2008; S/. 1,934 millones al en el 2007). La diferencia entre el incremento de las ventas en dólares (26%) y el aumento de las ventas en soles (19%) se debe a que el tipo de cambio de venta promedio en cada periodo es distinto (S/. 2.942, 2008; S/. 3.125, 2007).

En cuanto a la distribución de la venta por sectores económicos, el mercado de minería alcanzó una participación del 52% de las ventas totales del 4T 2008. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia de la realización en el 2008 de importantes obras tanto privadas como públicas. Esta mayor actividad, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 4T 2008 muestren una participación de 17% en el total de las ventas (25% en el año 2008).

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 19915

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 4T 2008


Marino 3%
Industria 4%
Comercio 3%
Agricultura 3%
Transporte 3%
Construccion 17%
Hidrocarburo 3%
Gobierno 6%
Otros 6%
Minería 52%

HECHOS DESTACADOS

Con una inversión de US$ 3,6 millones, Ferreyros, Unimaq y Caterpillar lanzaron el Programa PROMUEVE -Maquinaria para el desarrollo- que beneficiará a 11 municipios del Perú a través de la entrega en uso gratuito de 39 máquinas Caterpillar y herramientas de trabajo, así como asesoría técnica, mantenimiento y capacitación sin costo alguno, para el desarrollo de proyectos de infraestructura pública y servicios básicos. El programa tendrá una duración de dos años; al término de dicho periodo se transferirá definitivamente la propiedad de las máquinas, en calidad de donación, a las entidades beneficiarias, en función de que las hayan empleado correctamente y cumplido con los puntos acordados en el Convenio de Cooperación.

En octubre se realizó el lanzamiento del proyecto "Aumento de la Empleabilidad de Jóvenes de Escasos Recursos", promovido por Ferreyros y Caterpillar, que ofrecerá a 500 peruanos de ambos sexos, de entre 18 y 29 años, capacitación gratuita en diversas áreas de trabajo, asegurándose la iniciación laboral del 50% de los egresados. Esta iniciativa, dotada de una inversión de más de US$ 650,000, tiene como financiadores principales a la Fundación Caterpillar, a Ferreyros y al Fondo Multilateral de Inversiones (Fomin), del BID; como entidad cofinanciadora y administradora, a la International Youth Foundation (IYF); y como aliado local y ejecutor de la capacitación, a Tecsup.

Ferreyros colocó en el mes de diciembre US$ 10.5 millones en bonos corporativos, con una demanda total de US$ 22 millones, a una tasa de interés nominal de 8%. Fueron 10,500 los bonos colocados, a un plazo de tres años bullet, con vencimiento a diciembre del 2011. La colocación se realizó en el marco del Primer Programa de Instrumentos Representativos de Deuda Ferreyros, que posibilita a la empresa la realización de diferentes emisiones hasta por 90 millones de dólares.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de Ferreyros y subsidiarias, correspondientes al cuarto trimestre del 2008 y 2007. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2008 ascendieron a S/. 497.8 millones, en comparación con S/. 491.6 millones del mismo período del año anterior, lo que equivale a un incremento de 1.3%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) tuvieron una disminución de 7.6% con respecto a las del 4T 2007 (S/. 234.1 millones en el 4T 2008; S/. 253.4 millones en el 4T 2007), debido a lo siguiente:

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA
Contador General

- Ligero incremento de 3.0% en la venta de equipos *Caterpillar* (S/. 190.5 millones en el 4T 2008; S/. 185.0 millones en el 4T 2007).

- Incremento en la venta de equipos agrícolas de 45.2% (S/. 14.1 millones en el 4T 2008; S/. 9.7 millones en el 4T 2007), explicado, principalmente, por ventas a clientes del sector agro exportador y por el aumento en la demanda de clientes dedicados al cultivo de arroz, debido al aumento en el precio de este producto.

- Disminución de 54.0% en las ventas de la línea automotriz (S/. 16.7 millones en el 4T 2008; S/. 36.3 millones en el 4T 2007), como consecuencia de la contracción del mercado automotriz, debido a la crisis financiera internacional. Es importante mencionar que las ventas de vehículos *Iveco* y vehículos *Kenworth*, realizadas en los primeros 9 meses del año, tuvieron un crecimiento de 87% en comparación con el mismo período del año anterior.

- Disminución de 42.8% en las ventas de unidades usadas (S/. 12.8 millones en el 4T 2008; S/. 22.4 millones en el 4T 2007), debido, a un cambio en las necesidades de algunos clientes, los cuales han preferido adquirir equipos nuevos en lugar de usados.

Las ventas de repuestos y servicios mostraron en el 4T 2008 un incremento de 21.3% en comparación con las del mismo período del año anterior (S/. 188.7 millones en el 4T 2008; S/.155.6 millones en el 4T 2007), como consecuencia de mayores ventas a empresas de la gran minería.

Ventas - Repuestos y Servicios
(en S/. millones)


565
636
636
763
2005
2006
2007
2008

Por otra parte, los ingresos por alquiler de equipo pesado en el 4T 2008 fueron superiores en 104.2% a las del mismo período del año anterior (S/. 31.1 millones el 4T 2008; S/. 15.2 millones en el 4T 2007) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción.

UTILIDAD EN VENTAS

La utilidad en ventas del 4T 2008 ascendió a S/. 139.6 millones, en comparación con S/. 93.0 millones del mismo período del año anterior, es decir, un incremento de 50.1%, frente al 1.3% de crecimiento en las ventas. En términos porcentuales, el margen bruto del 4T 2008 es mayor al del mismo período del año anterior (28.0% en el 4T 2008; 18.9% en el 4T 2007). El incremento en el margen bruto porcentual se debe a una recuperación en el tipo cambio, lo cual generó una mejora importante en los precios de venta en soles, y a una mayor proporción de ventas de repuestos y servicios, las cuales tienen un mayor margen que el de las ventas de productos principales.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 77.4 millones en el 4T 2008, en comparación con S/. 78.1 millones del mismo período del año anterior, esto es, una disminución de 0.9%, lo cual se explica por lo siguiente:

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.

CPC. BERNARDO CHAUCA
Contador General - Mat 10316

- Un aumento de 3.3% en los gastos variables como consecuencia del crecimiento de las ventas del período.
- Una disminución de 0.8% en los gastos fijos.

En el 4T 2008 los gastos de venta y administración representaron el 15.5% de las ventas netas frente a 15.9% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)
En el cuarto trimestre de 2008 se registró en este rubro un ingreso neto de S/. 3.4 millones en comparación con un ingreso neto de S/. 3.7 millones del mismo período del año anterior. En el cuarto trimestre de 2008, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.2 millones por comisión de colocación de créditos; iii) un ingreso por S/. 0.2 millones por ventas de activos fijos operacionales; y iv) otros ingresos netos por S/. 2.9 millones. En el cuarto trimestre de 2007, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.3 millones por comisión de colocación de créditos; iii) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones iv) un ingreso de S/. 1.4 millones por ventas de activos fijos operacionales; e v) ingresos diversos por S/. 3.4 millones.

INGRESOS FINANCIEROS
Los ingresos financieros del cuarto trimestre de 2008 ascendieron a S/. 11.7 millones en comparación con S/. 11.5 millones del mismo período del año anterior, lo que representa un ligero incremento de 2.1%.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 23.6 millones en el cuarto trimestre de 2008 en comparación con S/.13.7 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 426.5 millones en el pasivo promedio sujeto a pago de interés (S/. 1,126.1 millones en el 4T 2008; S/. 699.7 millones en el 4T 2007). Dicho incremento se debe, básicamente, al aumento de obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver explicación detallada de la variación de activos en "Análisis del Balance General").

Adicionalmente, parte del incremento de los gastos financieros se explica por un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés en los mercados no ha afectado sustancialmente a la empresa debido a que gran parte de sus pasivos está contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA
En este rubro se registra las utilidades de asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a una pérdida en asociada de S/. 2.9 millones en el 4T 2008, en comparación con una utilidad de S/. 5.0 millones registrados en el mismo período del año anterior, explicado, principalmente, por la menor utilidad de una asociada del sector seguros.

UTILIDAD (PÉRDIDA) EN CAMBIO
En el 4T 2008 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 49.2 millones en comparación con una utilidad en cambio de S/. 15 millones en el 4T 2007. La pérdida del 4T 2008 se explica por una devaluación del sol frente al dólar americano de 5.5% al pasar el tipo de cambio de S/. 2.977 a S/. 3.142 en los tres últimos meses del año. La utilidad en cambio del 4T 2007 se debe a una apreciación del sol en relación al dólar americano de 2.9%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentario en la sección "Resultado del Trimestre" de la pagina 1)

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

PARTICIPACIONES E IMPUESTO A LA RENTA
Las participaciones e impuesto a la renta al cierre del cuarto trimestre de 2008 y de 2007 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA
El resultado del 4T 2008 representa una pérdida neta de S/. 4.1 millones en comparación con una utilidad neta S/. 23.2 millones del mismo período del año anterior. La diferencia se explica, principalmente, por la pérdida en cambio, incremento de los gastos financieros, disminución de la utilidad en asociada y disminución en ingresos diversos, lo cual ha sido compensado, parcialmente, por un aumento en la utilidad en ventas y por una ligera disminución en los gastos de ventas y administración.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN
La UAIDA (EBITDA, por sus siglas en inglés) al 31 de diciembre de 2008 ascendió a S/. 340.9 millones frente a S/. 247.9 millones del mismo período del año anterior, lo cual representa un incremento de 37.5%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS
Al 31 de diciembre de 2008, el total de activos ascendió a S/. 2,181.4 millones en comparación con S/. 1,534.6 millones al 31 de diciembre de 2007, lo que representa un incremento neto de S/. 646.8 millones (42.1%). Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 110.2 millones, el cual se explica por el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio. Adicionalmente, las ventas al contado de productos principales que en su mayoría son financiadas por entidades financieras, siempre requieren un financiamiento temporal de Ferreyros mientras se procesa el trámite del crédito de la entidad, y su desembolso, el cual se ha extendido en algunos casos generando un impacto en los saldos por cobrar de la empresa.

b) Aumento neto de Existencias por S/. 335.6 millones debido a compras efectuadas en el período para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta el primer semestre. Así, la empresa adelantó compras para poder contar con los inventarios que serían requeridos en el año 2009 para satisfacer a sus clientes con entregas inmediatas.

Cabe señalar que durante el 2008 se cerraron importantes ventas con ciertos clientes de la minería, por unidades que requerían ser entregadas durante el 2009 de acuerdo a las órdenes de compra recibidas. Para poder cumplir con dichos plazos de entrega a los clientes y considerando los plazos de entrega de las fábricas de entre 12 y 24 meses, la Compañía adquirió en los últimos meses del año grandes equipos mineros que serán entregados a lo largo del 2009, y que no existieron en nuestros inventarios al cierre del 2007, por lo cual el incremento en la cifra de inventarios es más notorio, por los altos valores relativos de los camiones, cargadores y tractores mineros.

c) Aumento neto del Activo Fijo por S/. 149.7 millones, que se explica mayormente por:

i) Un aumento de S/. 151.5 millones por compras de equipos para la flota de alquiler
ii) Un aumento de S/. 58.5 millones por compras de otros activos fijos (inversiones en locales,

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

herramientas, equipos de taller, entre otros).

iii) Una reducción de S/. 66.3 millones por aumento en la depreciación acumulada.

iv) Otros aumentos de S/ 6.0 millones.

PASIVOS

Al 31 de diciembre de 2008, el total de pasivos ascendió a S/. 1,632.8 millones en comparación con S/. 1,024.9 millones al 31 de diciembre de 2007, lo que equivale a un incremento de S/. 607.8 millones. Este aumento está explicado, principalmente, por un crecimiento del inventario y de cuentas por cobrar a clientes, lo cual ha sido explicado líneas arriba.

La conformación de las obligaciones de la empresa al 31 de diciembre del 2008 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de diciembre de 2008 es de 1.37, inferior al ratio corriente de 1.42 al 31 de diciembre de 2007.

El ratio de endeudamiento financiero al 31 de diciembre de 2008 es 2.31 en comparación con 1.28 al 31 de diciembre de 2007. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de diciembre de 2008 es 3.04 en comparación con 2.06 al 31 de diciembre del 2007.

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.

CPC. BERNARDO CHAUCA QUI
Contador General - Mat 19...

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 08	%	3T 08	%	4T 07	%	4T 08/ 3T 08 %	4T 08/ 4T 07 %	Acumulado al 31-12-08	%	Acumulado al 31-12-07	%	Var %
Ventas Netas	497,837	100 0	572,413	100 0	491,606	100.0	-13.0	1.3	2,302,620	100.0	1,934,159	100 0	19.1
Costo de Ventas	(358,213)	-72.0	(432,419)	-75.5	(398,577)	-81.1	-17.2	-10.1	(1,782,253)	(77.4)	(1,533,619)	(79 3)	16.2
Utilidad en ventas	**139,624**	**28.0**	**139,994**	**24.5**	**93,029**	**18.9**	**-0.3**	**50.1**	**520,367**	**22.6**	**400,540**	**20.7**	**29.9**
Gastos de Venta y Administración	(77,367)	-15.5	(76,069)	-13 3	(78,104)	-15 9	1.7	-0.9	(291,246)	(12.6)	(256,037)	(13.2)	13.8
Otros Ingresos (Egresos), neto	3,372	0.7	1,179	0.2	3,747	0.8	186.0	-10 0	9,043	0.4	7,793	0.4	16.0
Utilidad en operaciones	**65,628**	**13.2**	**65,104**	**11.4**	**18,672**	**3.8**	**0.8**	**251.5**	**238,164**	**10.3**	**152,296**	**7.9**	**56.4**
Ingresos Financieros	11,747	2.4	8,981	1.6	11,503	2.3	30 8	2.1	38,696	1.7	46,379	2 4	(16.6)
Utilidad (Pérdida) en cambio	(49,160)	-9.9	(5,444)	-1.0	14,988	3 0	803 0	-428.0	(61,886)	(2.7)	28,959	1.5	(313.7)
Gastos Financieros	(23,623)	-4.7	(17,956)	-3.1	(13,739)	-2 8	31.6	71.9	(71,930)	(3.1)	(47,475)	(2.5)	51.5
Participación en los resultados de asociada bajo el método de participación patrimonial	(2,875)	-0.6	703	0.1	5,018	1.0	-508.8	-157.3	(2,365)	(0.1)	13,256	0.7	(117.8)
Utilidad antes de Participaciones e Impuesto a la Renta	**1,717**	**0.3**	**51,388**	**9.0**	**36,441**	**7.4**	**-96.7**	**-95.3**	**140,680**	**6.1**	**193,415**	**10.0**	**(27.3)**
Participaciones	(1,947)	-0.4	(4,434)	-0.8	(3,317)	-0.7	-56.1	-41.3	(13,901)	(0.6)	(15,341)	(0.8)	(9.4)
Utilidad antes de Impuesto a la Renta	**(230)**	**-0.0**	**46,954**	**8.2**	**33,124**	**6.7**	**-100.5**	**-100.7**	**126,779**	**5.5**	**178,074**	**9.2**	**(28.8)**
Impuesto a la Renta	(3,849)	-0.8	(15,506)	-2.7	(9,935)	-2.0	-75.2	-61.3	(45,599)	(2.0)	(51,783)	(2.7)	(11.9)
Utilidad neta	**(4,080)**	**-0.8**	**31,448**	**5.5**	**23,190**	**4.7**	**-113.0**	**-117.6**	**81,180**	**3.5**	**126,291**	**6.5**	**(35.7)**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUIRO
Contador General - Mat. 19916

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General
(En miles de nuevos soles)

	31-Dic-08	31-Dic-07	Variación %
Caja y bancos	76,337	45,896	66.3
Cuentas por cobrar comerciales	429,086	321,476	33.5
Inventarios	986,414	650,790	51.6
Otras cuentas por cobrar	40,870	25,387	61.0
Gastos pagados por adelantado	10,736	10,029	7.0
Activo Corriente	**1,543,442**	**1,053,578**	**46.5**
Cuentas por cobrar comerciales a largo plazo	52,558	49,990	5.1
Equipo de alquiler	316,901	181,267	74.8
Otros activos fijos	464,731	416,648	11.5
	781,631	597,915	30.7
Depreciación acumulada	(264,408)	(230,430)	14.7
Inmueble, maquinaria y equipo, neto	517,223	367,485	40.7
Inversiones	40,914	40,882	0.1
Otros activos no corrientes	27,270	22,665	20.3
Activo no Corriente	**637,965**	**481,022**	**32.6**
Total Activo	**2,181,407**	**1,534,600**	**42.1**
Deuda de corto plazo	133,133	112,445	18.4
Otros pasivos corrientes	993,976	631,909	57.3
Pasivo corriente	**1,127,109**	**744,354**	**51.4**
Deuda de largo plazo	505,663	280,587	80.2
Total Pasivo	**1,632,771**	**1,024,941**	**59.3**
Ganancias diferidas	**11,255**	**12,732**	**-11.6**
Patrimonio	**537,381**	**496,927**	**8.1**
Total Pasivo y Patrimonio	**2,181,407**	**1,534,600**	**42.1**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	66,412	35,970	
UAIDA	**340,907**	**247,901**	**37.5**
Ratios Financieros			
Ratio corriente	1.37	1.42	
Ratio de endeudamiento financiero	2.31	1.28	
Ratio de endeudamiento total	3.04	2.06	
Valor contable por acción	1.42	1.32	

Ferreyros S.A.A.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	4T 08	%	3T 08	%	4T 07	%	4T 08/ 3T 08 %	4T 08/ 4T 07 %	Acumulado al 31-12-08	%	Acumulado al 31-12-07	%	Variación %
Caterpillar:													
Gran minería	80,551	16.2	11,516	2.0	79,989	16.3	599.5	0.7	216,028	9.4	246,062	12.7	-12.2
Otros	109,960	22.1	171,989	30.0	104,966	21.4	-36.1	4.8	698,642	30.3	522,636	27.0	33.7
	190,511	38.3	183,505	32.1	184,955	37.6	3.8	3.0	914,671	39.7	768,698	39.7	19.0
Equipos agrícolas	14,082	2.8	14,297	2.5	9,697	2.0	-1.5	45.2	54,522	2.4	36,303	1.9	50.2
Automotriz	16,673	3.3	85,262	14.9	36,267	7.4	-80.4	-54.0	232,729	10.1	151,700	7.8	53.4
Unidades usadas	12,825	2.6	15,647	2.7	22,433	4.6	-18.0	-42.8	58,047	2.5	77,562	4.0	-25.2
	234,092	47.0	298,711	52.2	253,352	51.5	-21.6	-7.6	1,259,970	54.7	1,034,264	53.5	21.8
Repuestos y servicios	188,675	37.9	193,769	33.9	155,572	31.6	-2.6	21.3	763,459	33.2	635,974	32.9	20.0
Alquileres	31,085	6.2	22,449	3.9	15,224	3.1	38.5	104.2	79,963	3.5	45,187	2.3	77.0
Otras ventas de subsidiarias	43,985	8.8	57,484	10.0	67,458	13.7	-23.5	-34.8	199,229	8.7	218,734	11.3	-8.9
Total	497,837	100.0	572,413	100.0	491,606	100.0	-13.0	1.3	2,302,620	100.0	1,934,159	100.0	19.1

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2008
Minería	43.3%
Construcción	24.5%
Transporte	5.6%
Hidrocarburos	3.6%
Gobierno	4.6%
Agricultura	3.0%
Marino	2.9%
Comercio y Servicios	2.4%
Industria	3.2%
Otros	7.0%
Total	**100.0%**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUIROZ
Contador General - Mat. 19916

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 31 de diciembre del 2008
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos locales	166,119	123,830	11,387	30,902
Inst. Financ. del exterior	77,999	69,999		8,000
Proveedores:				
Facturas por pagar a Caterpillar	18,739	18,739		
Letras por pagar a Caterpillar	20,385	20,385		
Otros	33,101	33,101		
Bonos corporativos	88,000	-	12,500	75,500
Caterpillar Financial Services	65,018	-	18,485	46,533
Otros pasivos	50,299	50,299		
Total	519,660	316,353	42,372	160,935

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.a.a.

CPC BERNARDO CHAUCA QUIS
Contador General - Mat 109 16

Ferreyros

Ferreyros S.A.A. y Subsidiarias

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de diciembre del 2008

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2007.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General

2) ADMINISTRACION DE RIESGOS FINANCIEROS POR TASA DE INTERÉS Y RESULTADOS NO REALIZADOS

En el 2008 la compañía suscribió con instituciones financieras locales contratos de permuta de tasas de interés (swap), mediante estos contratos se fija la tasa libor anual hasta el término del plazo de los pagarés relacionado. El efecto de la valorización de estos derivados al 31 de diciembre 2008 de US$ 74 mil se registró con débito a la cuenta patrimonial resultados no realizados.

Entidad Acreedora	Importe Obligaciones por pagar US$ 000	Fecha Término	Contratos SWAP		Intereses	
			Fecha	Entidad	Tasa Fija	Tasa Variable
Caterpillar Financial Services Corporation	28,125	Hasta el 04/09/2012	13/06/2008	Banco de Credito del Perú	3.37%	L3M
Caterpillar Financial Services Corporation	8,499	Hasta el 19/03/2013	13/06/2008	Banco Continental	4.27%	L3M
Caterpillar Financial Services Corporation	2,868	Hasta el 04/05/2015	19/06/2008	Banco de Credito del Perú	4.32%	L3M
Caterpillar Financial Services Corporation	4,708	Hasta el 01/03/2012	19/06/2008	Banco de Credito del Perú	3.90%	L3M
Standard Chartered	8,000	Hasta el 24/01/2011	05/09/2008	Banco Continental	3.74%	L3M
TOTAL	52,200					

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-12-08		31-12-07	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	483,138	59,481	378,221	55,155
Intereses diferidos	(12,983)	(6,923)	(13,143)	(5,165)
Provisión para cuentas de cobranza dudosa	(41,069)	-	(43,602)	-
	429,086	**52,558**	**321,476**	**49,990**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA O.
Contador General - Mat 19916

4) EXISTENCIAS

Este rubro comprende:

	31-12-08	31-12-07
	S/.000	S/.000
Máquinas, motores y automotores	473,260	330,108
Repuestos	144,198	116,948
Mercaderías	64,023	36,770
Servicios de taller en proceso	39,663	30,331
Productos en proceso	10,692	5,114
Materias primas y material de empaque	5,914	3,909
Existencias por recibir	254,289	139,385
	992,039	**662,565**
Provisión para desvalorización de existencias	(5,625)	(11,775)
	986,414	**650,790**

El movimiento del ejercicio de la provisión para la desvalorización de existencias fue el siguiente:

	31-12-08	31-12-07
	S/.000	S/.000
Saldo inicial	11,775	12,508
Adiciones del año	3,736	5,614
Transferencia a activo fijo	278	734
Aplicaciones por ventas	(5,205)	(7,081)
Otras aplicaciones	(4,959)	-
Saldo final	**5,625**	**11,775**

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 19916

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	49,794	25,000	(241)	-	1,835	**76,388**
Edificios y otras construcciones	126,932	2,090	(97)	4,881	(10,973)	**122,833**
Instalaciones	12,456	1,008	(540)	(57)	57	**12,924**
Maquinaria y equipo	167,743	11,157	(3,577)	6,232	(2,689)	**178,866**
Maquinaria y equipo-Flota de alquiler	181,267	115,305	(455)	20,784	-	**316,901**
Unidades de transporte	10,133	6,441	(4,967)	140	(444)	**11,303**
Muebles y enseres	47,622	6,720	(314)	(67)	(47)	**53,914**
Trabajos en curso	1,969	12,120	(301)	(5,267)	(18)	**8,503**
	597,915	**179,841**	**(10,492)**	**26,646**	**(12,279)**	**781,631**
Depreciación Acumulada -						
Edificios y otras construcciones	40,788	3,590	(152)	(133)	(4,911)	**39,182**
Instalaciones	7,891	729	(132)	(31)	(270)	**8,187**
Maquinaria y equipo	104,523	14,189	(2,394)	(404)	(1,257)	**114,657**
Maquinaria y equipo-Flota de alquiler	28,630	42,880	(94)	(15,838)	-	**55,578**
Unidades de transporte	7,256	1,125	(110)	(35)	(445)	**7,791**
Muebles y enseres	32,763	3,757	(30)	(69)	(34)	**36,387**
	221,851	**66,270**	**(2,912)**	**(16,510)**	**(6,917)**	**261,782**
Provisión para desvalorización	**(8,579)**	210	14	460	5,269	**(2,626)**
Costo neto	**367,485**					**517,223**

La columna "Otros cambios" corresponde a la reestruturación del costo y depreciación acumulada de los activos fijos de una subsidiaria de acuerdo con una revaluación de éstos, cuyo importe neto se reconoció en los resultados del año 2007.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

6) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendienta de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	5,000	15,710	2,500	7,855	2,500	7,855
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	31,420	10,000	31,420		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,130			15,000	47,130
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	47,130			15,000	47,130
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	31,420			10,000	31,420
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	47,130			15,000	47,130
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	23,565			7,500	23,565
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	32,991			10,500	32,991
TOTALES			88,000	276,496	12,500	39,275	75,500	237,221

Los bonos corporativos devengan intereses anuales de 6% en promedio. El interés devengado en el año asciende a S/. 17.6 millones.

Las redención de bonos corporativos en el año es como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Abril del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Julio del 2008	625	1,964
Tercera emisión, Serie A, del primer programa	Octubre del 2008	625	1,964
Cuarta emisión, Serie A, del primer programa	Setiembre del 2008	15,000	47,130
TOTALES		17,500	54,985

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del año son detallados a continuación:

	2008					2007				
	Equipos pesados, repuestos y servicios S/.000	Vehículos automotrices, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícola, repuestos y servicios S/.000	Total S/.000	Equipos pesados, repuestos y servicios S/.000	Vehículos automotrices, repuestos y servicios S/.000	Alquiler de equipos S/.000	Equipos agrícola, repuestos y servicios S/.000	Total S/.000
Total ingresos por ventas y servicios	1,900,390	263,252	79,963	63,415	2,307,020	1,690,360	163,666	45,187	43,159	1,942,372
Utilidad de operación	175,622	28,355	22,454	11,732	238,164	125,546	10,977	11,522	4,251	152,296
Principales activos:										
Activos fijos	258,220	6,842	247,132	5,030	517,223	197,322	6,853	157,861	5,450	367,485
Existencias	828,894	112,484	13,577	31,459	986,414	593,034	33,218	8,316	16,222	650,790
Cuentas por Cobrar	390,777	58,573	8,158	24,137	481,644	317,086	12,931	10,773	30,676	371,466

8) PATRIMONIO

En Junta General de Accionistas del 26 de marzo del 2008 se aprobó el pago de dividendos en efectivo por S/. 40.3 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 74.0 y S/. 5.8 millones, respectivamente. La fecha de pago de los dividendos fue el 30 de abril. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 12.7 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 377´778,844 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

9) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2008, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.2 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISP.
Contador General - Mat. 19916

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.24.0 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.1 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria ha considerada fundada en parte la reclamación, habiendo rectificado el monto acotado y proseguirá la cobranza por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentará un recurso de apelación ante el Tribunal Fiscal.

e. El 4 de abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

f. E l 7 de Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de diciembre del 2008, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

   La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

   Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2008, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 22.6 millones y US $ 15.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC BERNARDO CHAUCA QUISP
Contador General - Mat. 18915

b. Fianzas bancarias a favor de entidades financieras por US $ 9.1 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		31-12-08	31-12-07	31-12-08	31-12-07
Utilidad neta	S/.	-4,079,732	23,189,618	81,179,996	126,290,530
Promedio ponderado de las acciones comunes en circulación		377,778,844	377,778,844	377,778,844	377,778,844
Utilidad básica por acción	S/.	-0.0108	0.0614	0.2149	0.3343

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-08	31-12-07
	S/.000	S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	142,440	81,990
Transferencias de inmuebles, maquinarias y equipo a existencias	94,206	64,582

END

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerencia División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918